UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information and related exhibits contained in this Report on Form 6-K are hereby incorporated by reference into National Energy Services Reunited Corp.’s Registration Statement on Form S-8 (File No. 333-280902).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Expiration of Exchange Offer and Consent Solicitation

On July 1, 2025, National Energy Services Reunited Corp., a British Virgin Islands company (the “Company”), issued a press release announcing the results of the Company’s previously announced offer (the “Offer”) to each holder of the Company’s outstanding warrants (the “Warrants”) to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), to receive 0.10 Ordinary Shares in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, the Company solicited consents from holders of the Warrants to amend the warrant agreement governing the Warrants (the “Consent Solicitation”). The Warrants trade on the Nasdaq Capital Market under the symbol “NESRW.”

The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on May 30, 2025, as amended on June 23, 2025, was declared effective on June 24, 2025.

A copy of the press release announcing the expiration and results of the Offer and Consent Solicitation is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated July 1, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: July 1, 2025	By:	/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer

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